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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50574



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DOLE CAPITAL, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1188 BISHOP STREET, SUITE 1712
(No. and Street)

HONOLULU, HI 96813
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD B. DOLE (808) 537-6007
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LATHAM, DAVID E., C.P.A.
(Name — *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432, HONOLULU, HI 96813-4820
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD B. DOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOLE CAPITAL, L.L.C., as of 12/31/01, 19XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT
Title


JEANNE E. DIXON
NOTARY
PUBLIC
STATE OF HAWAII

Notary Public
JEANNE E. DIXON, NOTARY PUBLIC
STATE OF HAWAII
MY COMMISSION EXPIRES: 09/15/04

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOLE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	19,714
Accounts Receivable		806
Marketable securities at market value		10,680
Non-marketable securities at cost		5,900
Total Assets	**$**	**37,100**

LIABILITIES AND MEMBERS EQUITY

Accounts payable	$	5,165
Members Equity		
Members units, 1680 units issued		24,500
Retained earnings		7,435
		31,935
Total Liabilities and Members Equity	**$**	**37,100**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF INCOME
Year Ended December 31, 2001

		Year Ended Dec. 31, 2001
Revenue:		
Consulting fee income	$	45,089
Dividend and interest income		377
Increase in market value of securities		180
	$	45,646
Expenses:		
Depreciation	$	1,528
Operating expenses		13,674
	$	15,202
Net Income	**$**	**30,444**

The Notes are an Integral Part of These Financial Statements.